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                                   KIRKLAND & ELLIS
                   PARTNERSHIPS INCLUDING PROFESSIONAL CORPORATIONS

                               200 East Randolph Drive
                               Chicago, Illinois  60601

To Call Writer Direct:               312 861-2000                Facsimile:
   312 861-2000                                                312 861-2200


                              July 23, 1997


Anvil Holdings, Inc.
228 East 45th Street
New York, New York 10017


          In connection with Anvil Holdings, Inc.'s offer to exchange (the "Preferred Exchange Offer") its 13% Series B Senior Exchangeable Preferred Stock due 2009 (the "Old Senior Preferred Stock") for any and all of its 13% Series A Senior Exchangeable Preferred Stock due 2009 (the "New Senior Preferred Stock"), you have requested certain opinions concerning the federal tax consequences to those holders exchanging Old Senior Preferred Stock for New Senior Preferred Stock pursuant to of the Preferred Exchange Offer.

          In preparing our opinions, we have examined Amendment No.1 to the Form S-4 Registration Statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Registration Statement"). In addition, the opinions set forth herein are based on the applicable provisions of the Internal Revenue Code of 1986, as amended; the Treasury Regulations promulgated or proposed thereunder; current positions of the Internal Revenue Service ("the IRS") contained in published revenue rulings, revenue procedures and announcements; existing judicial decisions; and other applicable authorities. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed herein.

          Based on the foregoing, in our opinion, under the law in effect on the date hereof, the exchange of Old Senior Preferred Stock for New Senior Preferred Stock pursuant to the Preferred Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Senior Preferred

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Anvil Holdings, Inc.
July 23, 1997
Page 2

Stock will not be considered to differ materially in kind or extent from the Old Senior Preferred Stock. Rather, the New Senior Preferred Stock received by a holder will be treated as a continuation of the Old Senior Preferred Stock in the hands of such holder. As a result, there will be no federal income tax consequences to the holder exchanging Old Senior Preferred Stock for New Senior Preferred Stock pursuant to the Preferred Exchange Offer.

           In conclusion, we should note that unlike a ruling from the IRS, opinions of counsel are not binding on the IRS. Hence, no assurance can be given that the opinions stated in this letter will not be successfully challenged by the IRS or rejected by a court. We express no opinion concerning any federal income tax matter other than that discussed herein.


                               Very Truly Yours,



                              /s/ Kirkland & Ellis
                              -------------------------------
                                  Kirkland & Ellis